Filed by Extended Systems Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: ViaFone, Inc.
Commission File No. 132-02238

Extended Systems Incorporated and ViaFone, Inc. have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 28, 2002. On August 23, 2002, Extended Systems gave a presentation to the employees of ViaFone concerning the benefit package that will be offered to them once they become employees of Extended Systems. The presentation follows.

Extended Systems®
Beyond Connected®

Brisbane Benefits Package



Current Benefits

- Medical
- Dental
- Vision
- Vacation
- Sick Leave
- Holidays
- Life Insurance
- Supplemental Life Insurance



Current Benefits

- Short Term Disability
- Long Term Disability
- EAP
- 401(k)
- Stock Options
- FSA
- ESPP



Extended Systems®
Beyond Connected®

Current Benefits

- Leaves of Absence
  - Family and Medical Leave
  - Personal Leave
  - Military Leave
  - Active Reserves
  - Funeral Leave
  - Jury Duty



Added Benefits

- Educational Assistance
  - Want employees to improve their skills/knowledge
  - Work with your manager and functional manager



Benefits as of January 1, 2003

- Medical
- Dental
- Vision
- Vacation
- Sick Leave
- Holidays
- Life Insurance
- Supplemental Life Insurance



Benefits as of January 1, 2003

Extended Systems
Beyond Connected

- Short Term Disability
- Long Term Disability
- EAP
- 401(k)
- Stock Options
- FSA under Extended Systems plan
- ESPP
- LOA
- Educational Assistance

